UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Pomona Investment Fund

(Name of Issuer)

Pomona Investment Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares - 732125109

Class I Shares - 732125208

Michael D. Granoff

Pomona Management LLC

780 Third Avenue, 46th Floor

New York, NY 10017

(212) 593-3639

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

September 20, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Pomona Investment Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 780 Third Avenue, 46th Floor, New York, New York 10017 and the telephone number is 1-212-593-3639.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class A Shares and Class I Shares. Subject to the conditions set out in the Offer, the Fund will repurchase an aggregate amount of Class A Shares and Class I Shares in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)	Shares of the Fund are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of February 13, 2015 (as it may be amended, modified, or otherwise supplement from time to time, the “Declaration of Trust”).

Item 3. Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Pomona Management LLC (“Pomona”) serves as the investment adviser for the Fund. Pomona is located at 780 Third Avenue, 46th Floor, New York, New York 10017 and its telephone number is 212-593-3639. The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. The members of the Fund’s Board of Trustees (the “Board”) are Anthony Bowe, Richard D’Amore, Edwin A. Goodman, Michael D. Granoff, and Michael J. Roland (each, a “Trustee”). The Trustees may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 5% of the respective aggregate net assets of the Fund’s Class A Shares and Class I Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on October 21, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

	(ii)	The purchase price of the Class A Shares and Class I Shares tendered will be their net asset value as of the close of business on December 31, 2024 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that submits a tender request that is in good order will be sent a letter (the “Good Order Letter”) notifying the Shareholder that its tender request has been received in good order. The form of Good Order Letter is attached as Exhibit (a)(1)(vi).

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted the Shareholder’s tender. Such Shareholder will be issued payment in cash or a non-interest bearing, uncertificated promissory note entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on October 21, 2024, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. Pomona expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). The Fund has agreed to provide Shareholders with a minimum repurchase threshold (the “Repurchase Threshold”), which shall be tested on a quarterly basis (commencing at close of the fiscal quarter ending on or about the third anniversary of the Fund’s commencement of operations) and which shall be met if either of the following conditions is satisfied over the period encompassed by the most recent four fiscal quarters:

●	the Fund offers one quarterly repurchase of its Shares in which all Shares that were tendered by Shareholders are repurchased by the Fund; or

●	an amount of shares equal to at least 12% of the Fund’s average number of outstanding Shares not subject to a redemption penalty over the period have been repurchased by the Fund.

If neither condition of the Repurchase Threshold has been satisfied over the most recent four fiscal quarters, or a repurchase offer period ends with more than 50% of the Fund’s outstanding Shares having been tendered in response to that repurchase offer, the Fund’s Board will call a special meeting of Shareholders at which Shareholders will be asked to vote on whether to liquidate the Fund.

Item 6. Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b),(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of June 30, 2024, the aggregate Shares and percentage interest of such Shares held by the Fund, the Adviser, any Trustee, any Fund officer or any person controlling or under common control with the Fund or the Adviser are:

Name	Relationship to Fund	Share Class	Number of Shares of Beneficial Interest by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Voya Investment Management LLC	Parent of Fund’s Adviser and Administrator	Class A	5,660,120.64	12.12%	5.38%
Voya Investment Management LLC	Parent of Fund’s Adviser and Administrator	Class I	346,917.67	0.59%	0.33%
Voya Services Company	Parent of Fund’s Adviser and Administrator	Class I	571,146.83	0.98%	0.54%
Pomona Management LLC	Adviser and Administrator	Class A	20,740.12	0.04%	0.02%
Michael J. Roland	Trustee	Class A	4,620.24	0.01%	0.00%

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Shares effected during the past 60 days by the Fund, Pomona, or any Trustee or officer of the Fund, or any person controlling or under common control with the Fund or Pomona.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Consolidated Financial Statements.

(a)	The unaudited semi-annual financial statements of the Fund dated September 30, 2016 and the schedule of investments of the Fund dated September 30, 2016, both filed with the SEC on EDGAR on Form N-CSR on December 2, 2016; audited financial statements of the Fund dated March 31, 2017, previously filed with the SEC on Form N-CSR on June 5, 2017; unaudited semi-annual consolidated financial statements of the Fund dated September 30, 2017, filed with the SEC on Form N-CSR on December 1, 2017; audited consolidated financial statements of the Fund dated March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2018, filed with the SEC on Form N-CSR on December 6, 2018; audited consolidated financial statements of the Fund dated March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2019, filed with the SEC on Form N-CSR on December 6, 2019; audited consolidated financial statements of the Fund dated March 31, 2020, previously filed with the SEC on Form N-CSR on June 5, 2020; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2020, filed with the SEC on Form N-CSR on December 9, 2020; audited consolidated financial statements of the Fund dated March 31, 2021, previously filed with the SEC on Form N-CSR on June 9, 2021 unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2021, filed with the SEC on Form N-CSR on December 9, 2021; audited consolidated financial statements of the Fund dated March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2022, filed with the SEC on Form N-CSR on December 7, 2022; audited consolidated financial statements of the Fund dated March 31, 2023, previously filed with the SEC on Form N-CSR on June 8, 2023; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2023, filed with the SEC on Form N-CSR on December 7, 2023; and audited consolidated financial statements of the Fund dated March 31, 2024, previously filed with the SEC on Form N-CSR on June 6, 2024 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual consolidated financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Form of Notice of Withdrawal of Tender.

(vi)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Receipt of a Tender Request in Good Order

(a)(2)-(4) Not applicable.

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

Item 12(b). Filing Fee.

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

By:	/s/ Michael D. Granoff
Name:	Michael D. Granoff
Title:	President and Principal Executive Officer

Dated: September 20, 2024

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Pomona Investment Fund’s Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Pomona Investment Fund’s Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Receipt of a Tender Request in Good Order.
(a)(1)(vi)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(vii)	Filing Fee Exhibit.